Exhibit 99.1

TD Capital Trust II Announces Redemption of TD Capital Trust II Securities

Toronto, November 30, 2012 - TD Capital Trust II (the “Trust”), a subsidiary of The Toronto-Dominion Bank, announced today its intention to redeem all of the outstanding TD Capital Trust II Securities - Series 2012-1 (“TD CaTS II”) on December 31, 2012, at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date of December 31, 2012.  Notice will be delivered to TD CaTS II holders in accordance with the terms outlined in the TD CaTS II prospectus.

In accordance with the terms of the declaration of trust governing the Trust, the Trust has deposited an amount equal to the redemption proceeds in trust for the holders of the TD CaTS II, which deposit constitutes payment and satisfaction by the Trust of the redemption proceeds payable on the TD CaTS II. As a result, the rights of a holder of the TD CaTS II are limited to receiving, on December 31, 2012, the proportion of the amount so deposited applicable to such holder’s TD CaTS II, without any interest thereon.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8.5 million online customers. TD had CDN$806 billion in assets on July 31, 2012. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Rudy Sankovic
Investor Relations
TD Bank Group
(416) 308-9030